UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4 )1

PC Mall, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69323 K 100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN L. KIMERLING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,000**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 880,000**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* IN

** Consists of (i) 820,000 Shares owned by Four Leaf Management, LLC, (ii) 30,000 Shares owned by Mr. Kimerling in an investment retirement account, (iii) 10,000 Shares purchased by Mr. Kimerling as custodian on behalf of Joel Kimerling, (iv) 10,000 Shares held by Victoria Kimerling for which Mr. Kimerling has investment power and (v)10,000 Shares held by Isabella Kimerling for which Mr. Kimerling has investment power.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FOUR LEAF MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 820,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* OO

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to add the following:

The aggregate purchase price of 880,000 Shares beneficially held by Mr. Kimerling is $2,041,340.  The sources of these funds are (i) $1,684,280 of Mr. Kimerling’s personal funds with respect to 820,000 Shares held by Four Leaf LLC that were contributed from the Joint Account, the Ten Year Trust, the Kimerling Account and the S&J Account, (ii) $317,070 of Mr. Kimerling’s personal funds with respect to 30,000 Shares held in Mr. Kimerling’s investment retirement account, (iii) $13,330 of the personal funds of Isabella Kimerling with respect to 10,000 Shares for which Mr. Kimerling has investment and dispositive power, (iv) $13,330 of the personal funds of Victoria Kimerling with respect to 10,000 Shares for which Mr. Kimerling has investment and dispositive power and (v) $13,330 of the personal funds of Joel Kimerling with respect to 10,000 Shares purchased by Mr. Kimerling as custodian on behalf of Joel Kimerling and held in a UGMA account.

Item 4 is hereby amended to include the following paragraph.

On November 28, 2007 Four Leaf LLC sent a letter to the Board of Directors of the Issuer urging them to immediately approve a buy back program for 1,400,000 Shares, representing approximately 10% of its outstanding Shares of Common Stock, through the open market (the “Buyback Program”).  Four Leaf LLC believes that the current fair market value of the Shares does not properly reflect the intrinsic value of the Issuer and the Buyback Program presents an attractive means of increasing long-term shareholder value.  Four Leaf LLC also offered to  assist the Issuer in arranging any necessary debt financing if the Board of Directors believes that the Issuer is not in a financial position to fully fund the proposed Buyback Program.  A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

Item 5 (a)                      The aggregate percentage of Shares reported owned by each person named herein is based upon 13,381,012 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on November 28, 2007, Mr. Kimerling beneficially owned 880,000 Shares, constituting approximately 6.6% of the Shares outstanding.  Four Leaf LLC beneficially owned 820,000 Shares, constituting approximately 6.1% of the Shares outstanding.

(b)           By virtue of his relationship with Four Leaf LLC, Mr. Kimerling may be deemed to have sole voting and dispositive power with respect to the 820,000 Shares owned by Four Leaf LLC.  Mr. Kimerling has sole voting and dispositive power with respect to (i) 30,000 Shares beneficially owned by him through his investment retirement account and (ii) 30,000 Shares beneficially owned by him through investment accounts of his children.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3.  All of such transactions were effected in the open market, unless otherwise specified.

Item 7 is hereby amended to add the following exhibit:

C.	Letter from Four Leaf Management, LLC to the Board of Directors of PC Mall, Inc. dated November 28, 2007.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2007	FOUR LEAF MANAGEMENT, LLC

	By:	/s/ Jonathan L. Kimerling
Jonathan L. Kimerling
Manager

/s/ Jonathan L. Kimerling
JONATHAN L. KIMERLING

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3

Shares of Common Stock Purchased / (Sold or Transferred)	Purchase/Sale Price Per Share($)	Date of Purchase/Sale

FOUR LEAF MANAGEMENT LLC

(10,000)	17.662	10/10/2007
(8,000)	18.262	10/11/2007
(800)	17.650	10/15/2007
(20,100)	17.410	10/16/2007
(1,600)	17.650	10/17/2007
(4,100)	17.680	10/17/2007
(1,500)	17.650	10/18/2007
(13,500)	17.653	10/25/2007
(10,000)	17.900	10/25/2007
(2,000)	18.900	10/26/2007
(1,000)	19.057	10/26/2007
(10,000)	20.000	10/29/2007

JONATHAN KIMERLING

(10,000)	17.157	10/24/2007 (4)
(2,000)	18.900	10/26/2007 (4)
(2,000)	18.900	10/26/2007 (1)
(3,000)	19.057	10/26/2007 (1)
(3,000)	19.057	10/26/2007 (2)
(2,000)	18.900	10/26/2007 (2)
(2,000)	18.900	10/26/2007 (3)
(3,000)	19.057	10/26/2007 (3)
5,000	13.602	11/07/2007 (4)
7,000	13.626	11/07/2007 (4)
10,000	11.237	11/16/2007 (4)

------------------
(1)	Represents shares held by Joel Kimerling for which Mr. Kimerling has investment power.
(2)	Represents shares held by Isabella Kimerling for which Mr. Kimerling has investment power.
(3)	Represents shares held by Victoria Kimerling for which Mr. Kimerling has investment power.
(4)	Represents shares beneficially held by Jonathan Kimerling as beneficiary of an IRA Account.

EXHIBIT INDEX

	Exhibit	Page
A.	Joint Filing Agreement by and between Jonathan L. Kimerling and Four Leaf Management, LLC dated April 11, 2006 (previously filed).	--

B.	Letter from Four Leaf Management, LLC to the Chairman of the Board of Directors of PC Mall, Inc. dated September 6, 2006 (previously filed).	--

C.	Letter from Four Leaf Management, LLC to the Board of Directors of PC Mall, Inc. dated November 28, 2007.	10-11

Exhibit C

Four Leaf Management LLC
2968 Cherokee Road,
Birmingham, Alabama 35223

November 28, 2007

Facsimile and Federal Express

PC Mall, Inc.
2555 W. 190th Street, Suite 201,
Torrance, CA 90504
Attention: Board of Directors

Re: Share Buy-Back Proposal

Ladies and Gentlemen:

Four Leaf Management LLC (referred to as “we” or “Four Leaf”) beneficially owns 820,000 shares of common stock, $.001 par value (the “Common Stock”) of PC Mall, Inc. (the “Company”) or approximately 6.1% of the outstanding shares of Common Stock.  As one of the principal shareholders of the Company, we feel that the Company should immediately approve a buy back program for 1,400,000 shares, representing approximately 10% of its outstanding shares of Common Stock, through the open market (the “Buyback Program”).

Based on our review of the Company’s recent successful operating performance and the market value of comparable companies, we believe that the current fair market value of the shares of Common Stock does not properly reflect the intrinsic value of the Company and the Buyback Program presents an attractive means of increasing long-term shareholder value.  We believe that management has done a superb job of improving operating performance.  We also applaud the recently completed acquisition of SARCOM, Inc. which management anticipates to be accretive to the earnings in the fourth quarter of 2007 and will facilitate the continued growth of the Company’s business.  For the quarter ended September 30, 2007, the Company reported on November 14, 2007 a net income of $0.22 and $0.58 per share of Common Stock (on a fully diluted basis) for the third quarter and first nine months of the current fiscal year, respectively, an increase of approximately 46% and 222%, respectively, from the same periods last fiscal year.  In a press release dated November 27, 2007, the Company reported that its sales for the Thanksgiving weekend in 2007 and the immediately following Monday increased by 65% compared to the same period last year.  Despite such impressive increases in net income, the closing price of $10.42 per share of Common Stock on November 27, 2007 is lower by approximately 50% from the 52-week high of $20.501 per share.

1 Based on the closing price on October 29, 2007, as compiled by Yahoo! Finance.

We also believe that a Buyback Program is a tax efficient method of putting cash into shareholders’ hands, rather than paying dividends.  Finally, we believe that a successfully implemented Buyback Program will provide the financial markets a positive signal to revise their expectations about the Company’s long-term prospects since it will show management’s bullish beliefs with respect to the Company’s future performance.

We note that although the Company reported an increase in its Cash and Cash Equivalent account for the period ended September 30, 2007 of approximately $4 million since the start of the fiscal year, its working capital decreased by $9.5 million for the same period.  If the Board of Directors believes that the Company is not in a financial position to fully fund the proposed Buyback Program, we are ready to assist the Company in arranging any necessary debt financing.

We request that Board of Directors discuss this proposal with us in more detail as soon as possible in order maximize the gain from the current under valuation of the shares of Common Stock.  Your immediate action regarding this proposal will be very much appreciated.

Sincerely,

Four Leaf Management LLC

By:	/s/Jonathan Kimerling
Name: Jonathan Kimerling
Title: Managing Member